

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2017

William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
P.O. Box 25
Jackson Center, PA 16133

> **Re: Premier Biomedical, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed October 4, 2017**
> **File No. 333-220268**

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form S-1

Cover Page

1.   We note the statement on the cover page providing the closing price of your common stock as of August 22, 2017. Please update this to the most recent practicable date.

General

2.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. Please also tell us whether the number registered for resale represents a good-faith estimate of the maximum amount that you will issue upon conversion of the notes.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian A. Lebrecht